UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 November 2014

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 November 2014)

Announcement Ms Moriarty, a PDMR, informs the Company of her beneficial interests. (26 November 2014)
Announcement Company announces change of Auditor. (11 November 2014)	Announcement Company announces total voting rights. (28 November 2014)
Announcement Mr Fennell, a person discharging managerial responsibility (PDMR’), informs the Company of his beneficial interests. (20 November 2014)

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 November 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 November 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 October 2014 under the Plan, by the

Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

S Moriarty	11

L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.40.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 November 2014 that Dr FB Humer, a director of the Company, had purchased 450 Ordinary Shares on 10 November 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.40.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	56,403

D Mahlan	279,420 (of which 137,481 are held as ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	95,837

S Moriarty	41,717

L Wood	6,895

J Fahey

Senior Company Secretarial Assistant 10 November 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

RNS Number : 7021W

Diageo PLC

11 November 2014

11 November 2014

Diageo plc

("Diageo" or "the Company")

Change of Auditor

Diageo announces that, in line with best practice, the Company's external audit was recently put out to tender. This process has now concluded and the Board has selected PwC. Subject to approval at the Company's September 2015 AGM, the appointment of PwC as auditor will take effect for Diageo's financial year ending 30 June 2016.

The change of auditor follows a recommendation by the Audit Committee to the Board based on a formal tender process. The background for the tender of the audit contract is set out in the Audit Committee Report contained in the Company's Annual Report for the financial year ended 30 June 2014, available on the Company's website at www.diageo.com.

KPMG LLP ("KPMG") has been the Group's auditor since 1997 and the Board would like to thank KPMG for its years of service to the Company.

For further information, please contact:

Investor enquiries to: Pier Falcione +44 (0)20 8978 4838

investor.relations@diageo.com

Media enquiries to: Clemmie Raynsford +44 (0)20 8978 4613

press.office@diageo.com

Company Secretariat: Paul Tunnacliffe +44 (0)20 8978 2274

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

It received notification on 19 November 2014 that Mr Fennell, a PDMR, exercised options on 19 November 2014 over the company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") under the Company's Senior Executive Share Option Plan ("SESOP") as set out below:

No. of Ordinary	Date of grant	Price per share
Shares

82,754	20 September 2010	£10.80

57,629	22 September 2011	£12.32

Mr Fennell subsequently sold 136,873 Ordinary Shares on 19 November 2014, at a price per share of £18.92. Mr Fennell retains the balance of 3,510 Ordinary Shares.

As a result of the above transaction the interests of Mr Fennell in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 92,944.

J Fahey

Senior Company Secretarial Assistant

20 November 2014

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

It received notification on 26 November 2014 that Siobhan Moriarty, a PDMR, exercised options on 26 November 2014 over the company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") under the Company's Diageo Share Option Plan ("DSOP") as set out below:

No. of Ordinary	Date of grant	Price per share
Shares

12,101	18 September 2007	£10.51

Ms Moriarty subsequently sold 11,980 Ordinary Shares on 26 November 2014, at a price per share of £19.08. Ms Moriarty retains the balance of 121 Ordinary Shares.

As a result of the above transaction the interests of Ms Moriarty in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 41,838.

J Fahey

Senior Company Secretarial Assistant

26 November 2014

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,256,303 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 240,569,757 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,513,686,546 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Fahey

Senior Company Secretarial Assistant

28 November 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 8 December 2014		By:	/s/ C Kynaston
		Name:	C Kynaston
		Title:	Assistant Company Secretary